Larry Pilgrim, B.Sc., P.Geo.
10 Witchazel Lane
King’s Point, Newfoundland and Labrador, Canada A0J 1H0
Phone: 709.268.3385

January 9, 2006

To:       Toronto Stock Exchange
             British Columbia Securities Commission
     Alberta Securities Commission
     Ontario Securities Commission
     Autorité des marchés financiers
     Rubicon Minerals Corporation

Dear Sirs:

Re:             Rubicon Minerals Corporation (the “Issuer”)
Filing of Form 43-101F1 (the “Technical Report”) dated January 6, 2006

I, Larry Pilgrim, do hereby consent to the filing of the written disclosure of the technical report titled “Form 43-101F1 Technical Report for the Golden Promise Property, Badger and Grand Falls Areas, NTS 12A/16 and 02D/13, Newfoundland and Labrador” and dated January 6, 2006 (the “Technical Report”) and any extracts from or a summary of the Technical Report in the Information Circular (Plan of Arrangement) and 2005 Form 20F of Rubicon Minerals Corporation, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Information Circular (Plan of Arrangement) and 2005 Form 20F of Rubicon Minerals Corporation contains any misrepresentation of the information contained in the Technical Report.

Yours truly,

/s/ Larry Pilgrim

Larry Pilgrim, B.Sc., P.Geo., Qualified Person